UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TECUMSEH PRODUCTS COMPANY

(Name of Subject Company)

MA INDUSTRIAL SUB INC.

(Names of Filing Persons (Offerors))

MA INDUSTRIAL JV LLC

(Names of Filing Persons (Parent of Offeror))

MUELLER INDUSTRIES, INC.

DENO INVESTMENT COMPANY II, INC.

ATLAS CAPITAL RESOURCES II LP

ATLAS CAPITAL RESOURCES (P) II LP

(Names of Filing Persons (Others))

COMMON SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

878895309

(CUSIP Number of Class of Securities)

Serge Benchetrit

Steven A. Seidman

Mark A. Cognetti

Sean M. Ewen

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10009

Phone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,702,217.15	$11,120.60

*	Estimated solely for the purpose of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares or common stock, par value $0.00 per share (the “Shares”) of Tecumseh Products Company (“TECU”), at a purchase price of $5.00 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, and settle outstanding options, restricted stock units, phantom shares, stock appreciation rights and deferred stock units.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,120.60	Filing Party:	MA Industrial Sub Inc.
			MA Industrial JV LLC
			Mueller Industries, Inc.
			Deno Investment Company II, Inc.
			Atlas Capital Resources II LP
			Atlas Capital Resources (P) II LP

Form or Registration No.:	Schedule TO-T (File No.005-30158)	Date Filed:	August 21, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 to Schedule TO (this “Amendment”) is filed by MA Industrial JV LLC (“Parent”), MA Industrial Sub Inc. (“Purchaser”), Mueller Industries, Inc., Deno Investment Company II, Inc., Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (collectively, the “Filing Persons”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) by the Filing Persons and relates to the tender offer by Purchaser and Parent, for all of the outstanding common shares, no par value per share (the “Shares”) of Tecumseh Products Company, a Michigan corporation (“TECU”), at a price of $5.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated August 21, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1. The following sentence is hereby added after the fourth paragraph that begins “Consummation of the Offer is not subject to a financing condition.” on the Cover Page of the Offer to Purchase:

“Based on the number of Shares outstanding on August 4, 2015 and information provided by TECU, on a fully-diluted basis, the tender of at least 9,281,529 Shares (other than Shares delivered by guaranteed delivery procedures) will be sufficient, together with the exercise of the Top-Up Option (as defined herein), to enable Parent and Purchaser to effect a “short-form” merger promptly following the expiration of the Offer and the acceptance of the Shares by Purchaser pursuant to the Offer.”

2. In the “Summary Term Sheet,” the paragraph under the caption “What is the Top-Up Option and when could it be exercised?” is hereby amended and restated in its entirety to read as follows:

“TECU has granted to Purchaser, subject to certain conditions, an irrevocable option (the “Top-Up Option”), to purchase from TECU at a price equal to the Offer Price, the lowest number of authorized and unissued Shares that when added to the number of Shares directly or indirectly owned by Parent or Purchaser or their affiliates at the time of exercise of the Top-Up Option, constitutes one Share more than ninety percent (90%) of the Shares on a fully diluted basis that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Michigan law at a time when the approval of the Merger at a meeting of the TECU’s shareholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. Based on the number of Shares outstanding on August 4, 2015 and information provided by TECU, on a fully-diluted basis, the tender of at least 9,281,529 Shares (other than Shares delivered by guaranteed delivery procedures) will be sufficient, together with the exercise of the Top-Up Option, to enable us to effect a “short-form” merger promptly following the expiration of the Offer and the acceptance of the Shares by us pursuant to the Offer. See “The Offer—Section 12—The Merger Agreement; Other Agreements.””

3. In Section 15 “Conditions of the Offer”, subsection (vi) is hereby amended and restated in its entirety to read as follows:

“(iv) since the date of the Merger Agreement, no Company Material Adverse Effect shall have occurred (the “MAE Condition”) (“Company Material Adverse Effect” as defined in the Merger Agreement means an effect, event, development, state of facts or change that (i) materially and adversely affects the ability of TECU to perform its obligations under the Merger Agreement or to consummate the Transactions or (ii) is materially adverse to the business, results of operations or financial condition of TECU and its Subsidiaries, taken as a whole, excluding, any effect resulting from (A) changes in the financial or securities markets (including changes in interest or exchange rates) or in economic or political conditions in the United States, Europe, France, Brazil, India, China, Canada, Malaysia or Mexico and not having a materially disproportionate adverse effect on TECU and its Subsidiaries, taken as a whole, relative to other persons in such industry, (B) changes (including changes of Law, generally accepted accounting principles or regulation or the interpretation thereof) or conditions generally affecting the industry in which TECU and its Subsidiaries operate and not having a materially disproportionate adverse effect on TECU and its Subsidiaries taken as a whole, relative to other persons in such industry, (C) acts of war, sabotage or terrorism or natural disasters not having a materially disproportionate adverse effect on TECU and its Subsidiaries, taken as a whole, relative to other persons in their industry, (D) the announcement or consummation of the Offer or the Transactions contemplated by the Merger Agreement, (E) any failure by TECU to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (E) shall not prevent a party from asserting that any underlying fact, change, event, occurrence or effect giving rise to such failure may independently be taken into account in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded pursuant to clauses (A) through (G) of the definition), (F) the announcement of the execution of the Merger Agreement or the pendency of the Transactions contemplated by the Merger Agreement, including any reduction in revenue, any disruption in (or loss of) supplier, distributor, partner or similar relationship or any loss of employees or any claims made or any litigation filed or announced that challenges any of the Transactions contemplated by the Merger Agreement, (G) any claims made under Company Contracts to the extent based on and arising out of statements or conduct of Parent or Purchaser or any Affiliates or Representatives of Parent or Purchaser, (H) any change in the market price or trading volume of the Shares, (I) any other action required by Law, the Merger Agreement or taken at the request or with the consent of Parent, Purchaser or any of their Affiliates, (J) any breach by Parent or Purchaser of the Merger Agreement, or (K) the taking of any action or the failure to take any action, each as expressly required pursuant to the Merger Agreement or at Parent’s express written request);”

4. The following sentence is added at the end of the third paragraph under the caption “Antitrust” in Section 16 “Certain Legal Matters; Regulatory Approvals”:

“On August 26, 2015, the parties submitted their notification under the German Act Against Restraints on Competition (the “ARC”) to the German Federal Cartel Office (“FCO”) and the waiting period under the German ARC expires on September 28, 2015, unless earlier terminated by the German FCO.”

5. The following paragraph is hereby added at the end of the first paragraph under the caption “Certain Litigation” in Section 17 “Legal Proceedings”:

“On August 24, 2015, the Circuit Court for the County of Washtenaw moved the case to Washtenaw County Business Court and issued a scheduling order, pursuant to which the Court will hold an initial court conference at 10:30am on November 19, 2015, with a trial scheduling conference to be held on February 11, 2016. On August 28, 2015, Mr. Raul served on TECU a letter alleging that he is custodian for Tammy Raul, a shareholder of TECU, and advising that he had already filed a class action against certain officers and directors of TECU arising out of the proposed transaction. Pursuant to the letter, Mr. Raul demanded that TECU permit the institution and prosecution of legal action against former and current officers and directors of TECU for their purported breaches of fiduciary duties of care and loyalty. Mr. Raul alleges that a credible basis for his demand exists because, among other reasons, the price to acquire the company is inadequate and the result of an unfair process. Mr. Raul alleges the process involved disclosure issues leading up to the Merger Agreement, and further alleges that the Schedule 14D-9 filed by TECU on August 24, 2015 contains disclosure issues in connection with the methodologies, key inputs, and multiples relied upon and observed by Citi in preparing its fairness opinion. Mr. Raul alleges that the failure to disclose this information pertaining to Citi’s analyses renders the Schedule 14D-9 misleading with respect to the basis for Citi’s fairness opinion. Mr. Raul further alleges that such omissions are material to the decision to tender shares. Mr. Raul also alleges that the 14D-9 fails to disclose certain aspects of TECU’s projections that are material to TECU shareholders’ decision to approve the proposed transaction, including sales, EBIT, EBITDA, EBITDAR, Increase in Working Capital and Capital Expenditures which TECU management provided to Citi. On September 2, 2015, Mr. Raul filed an amended complaint and an ex-parte motion for expedited proceedings. Mr. Raul’s amended complaint adds allegations consistent with the allegations in his August 28, 2015 demand letter. Mr. Raul purports to assert a derivative claim for breach of fiduciary duty against the Individual Defendants. Mr. Raul’s ex-parte motion for expedited proceedings seeks certain documents and depositions on an expedited basis and is noticed for a hearing at 1:30pm on September 10, 2015. On September 2, 2015, Mr. Raul filed a motion seeking to expedite proceedings, seeking expedited discovery and a schedule on his anticipated motion for a preliminary injunction. On September 3, 2015, TECU and the Individual Defendants filed an expedited motion to consolidate the Raul and Saggio cases and to set a status conference to appoint a lead plaintiff and lead counsel. These motions are scheduled to be heard on September 10, 2015.”

6. The following paragraph is hereby added at the end of the second paragraph under the caption “Certain Litigation” in Section 17 “Legal Proceedings”:

“On August 26, 2015, Mr. Saggio filed an emergency motion for limited expedited discovery. On August 31, 2015, the District Court entered an order granting Mr. Saggio’s motion, setting a briefing schedule on any motion for a preliminary injunction, and setting an injunction hearing for September 16, 2015.”

7. The following paragraph is hereby added at the end of the third paragraph under the caption “Certain Litigation” in Section 17 “Legal Proceedings”:

“On August 26, 2015, Molly Murray served on TECU a letter alleging that she is a shareholder of TECU and claiming, among other things, that the proposed transaction is unfair to TECU shareholders, that the board of directors of TECU have violated their fiduciary duties in connection with the proposed transaction, that the proposed transaction offers an inadequate price for TECU shares and the proposed transaction includes deal protection devices that will preclude alternative bidders from making a successful competing offer. Ms. Murray demands that the board of directors take action to remedy the purported breaches of fiduciary duty by, among other things, implementing a fair sales process and/or alleviating deal protection devices. If the TECU Board does not take action against the purported breaches described, Ms. Murray states that she may seek to prosecute derivative and/or class action claims.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct: September 4, 2015.

MA INDUSTRIAL SUB INC.

By:	/s/ Jason M. Squire
Name:	Jason M. Squire
Title:	Vice President and Treasurer

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Co-President

MA INDUSTRIAL JV LLC

By:	/s/ Jason M. Squire
Name:	Jason M. Squire
Title:	Vice President and Treasurer

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Co-President

MUELLER INDUSTRIES, INC.

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Chief Executive Officer

DENO INVESTMENT COMPANY II, INC.

By:	/s/ Kent Schenk
Name:	Kent Schenk
Title:	President

By:	/s/ James Davidson
Name:	James Davidson
Title:	Secretary

ATLAS CAPITAL RESOURCES II LP

By:	Atlas Capital GP II LP, its general partner
By:	Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Andrew M. Bursky
Name:	Andrew M. Bursky
Title:	Managing Partner

ATLAS CAPITAL RESOURCES (P) II LP

By:	Atlas Capital GP II LP, its general partner
By:	Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Andrew M. Bursky
Name:	Andrew M. Bursky
Title:	Managing Partner